SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 21, 2014

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

•	“Philips Q2 2014 Quarterly report and Semi-annual report”, dated July 21, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 21st day of July 2014.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Q2 2014 Quarterly report and Semi-annual report

Philips reports Q2 sales of EUR 5.3 billion and EBITA of EUR 415 million

•	Comparable sales growth stable, with sales in growth geographies up 4%

•	EBITA of EUR 415 million, compared to EUR 601 million in Q2 2013

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 449 million, or 8.5% of sales, compared to 9.4% in Q2 2013

•	Currencies negatively impacted sales by 6% and EBITA by 0.8 percentage points of sales

•	Net income amounted to EUR 243 million, supported by lower tax charges

•	Free cash flow of EUR 261 million, compared to free cash outflow of EUR 105 million in Q2 2013

Frans van Houten, CEO:

“In the second quarter we continued to face headwinds, including ongoing softness in certain markets, unfavorable currency exchange rates and the voluntary suspension of production at our health care facility in Cleveland. At the same time, we are taking decisive action to accelerate value creation, improve performance and capitalize on higher growth opportunities in our businesses. This is demonstrated by our announcement to create a stand-alone company within Philips for the combined Lumileds (LED components) and Automotive lighting businesses and the implementation of the new management structure in Healthcare.

While 2014 is expected to be a challenging year overall, we anticipate EBITA for the Group, excluding restructuring and acquisition-related charges and other items, in the second half of the year to exceed the level of the same period last year. We continue to increase efficiency and drive profitable growth through the execution of our multi-year Accelerate! transformation and are firmly committed to reaching our 2016 targets.”

Q2 financial and operational overview:

Healthcare

“In the second quarter, we continued to see results of our focus to win large-scale multi-year partnerships – such as the recently announced agreement with New Karolinska Hospital in Solna, Sweden – designed to structurally improve patient care at lower and more predictable costs. Further, our strategic alliance with salesforce.com on a new cloud-based health care IT platform demonstrates our holistic innovation approach to health care, enabling us to rapidly launch new clinical applications for home care and care coordination. Our recently announced new management structure will further drive operational excellence and agility to restore performance over the next several quarters.

“While the voluntary temporary suspension of production at our Cleveland facility continued to impact our performance this quarter, our corrective actions are progressing according to plan and shipments are expected to resume gradually in the course of Q3 2014. In light of this and the recent strong equipment order intake in China and Europe, we expect the performance improvement in the second half of the year to be back-end loaded.”

Healthcare comparable sales showed a 4% decline year-on-year. The EBITA margin, excluding restructuring and acquisition-related charges, declined to 10.5%, a decrease of 3.8 percentage points year-on-year. Equipment order intake in Europe and growth geographies showed a high-single-digit increase, while North America posted a double-digit decline.

Consumer Lifestyle

“In Consumer Lifestyle, we have implemented a strategic shift to leverage our strengths in the growing area of personal health and well-being, which is empowering millions of consumers to make healthier choices every day. This has resulted in more than 10 consecutive quarters of strong comparable sales growth. With the sale of WOOX Innovations completed at the end of June, Consumer Lifestyle is now fully focused on realizing the great potential in its portfolio by offering locally relevant products while leveraging its global scale.”

Consumer Lifestyle comparable sales increased by 7%, with above-average sector growth coming from Health & Wellness and Domestic Appliances. Sales in Personal Care were flat due to market dynamics in China and North America. In growth geographies, comparable sales showed double-digit growth, while mature geographies achieved low-single-digit growth. The EBITA margin, excluding restructuring and acquisition-related charges and other items, increased to 9.4%, a year-on-year improvement of 1.6 percentage points.

Philips Consumer Lifestyle has rationalized its portfolio to focus on personal health and well-being. Accordingly, Philips is expanding its market reach, building the Philips brand in business adjacencies such as the beauty and air categories and expanding its geographic distribution in China, Philips’ second-largest market. Moreover, Philips is capturing the digital opportunity by growing its online presence and developing its connected products portfolio.

Lighting

“In Lighting, we are intensifying our focus on connected LED lighting systems and services, LED luminaires, and LED lamps for the professional and consumer markets. Our decision to combine the Lumileds and Automotive lighting businesses into a stand-alone company within Philips will allow it to extend its leading portfolio of digital lighting components and achieve robust growth, serving even more customers in the industry, as well as Philips Lighting. Lighting is taking advantage of the many opportunities in the growing LED space, driven by increased demand for energy efficiency and digital controls. We are also making good progress in Professional Lighting Solutions North America, and we anticipate improvement in Q3 and a return to profitability in the second half of the year.”

Lighting comparable sales increased 1% year-on-year. LED-based sales grew 43% and now represent 36% of total Lighting sales, compared to 25% in Q2 2013. The EBITA margin, excluding restructuring and acquisition-related charges and other items, improved to 8.6%, an increase of 0.5 percentage points year-on-year.

Philips is taking actions to improve profitability in its Lighting business while also accelerating the drive to LED. The Company’s strong and continuous focus on optimizing its manufacturing footprint and the overall cost base has resulted in the 8th consecutive quarter of year-on-year improved operational profitability. The recovery in Consumer Luminaires in Europe is progressing, and the Company aims to make this business break-even for the full year.

In the second quarter, we continued to see strong momentum in LED-based sales, which grew 43% and now represent 36% of total Lighting sales. At the same time, we saw a 13% decline in our conventional lighting sales in the quarter. The Company is therefore accelerating actions to ensure the continued profitability of conventional lighting over the coming years and plans to pull forward the ongoing industrial footprint rationalization program for the Lighting sector, raising charges in the second half of 2014 from EUR 100 million to approximately EUR 170 million.

Innovation, Group & Services

“The favorable performance in IG&S, supported by increased royalties from intellectual property, is the result of our continued investments in industry-leading technology platforms and innovative research and development.”

Excluding restructuring charges and past-service pension cost gains, EBITA was a net cost of EUR 44 million, compared to a net cost of EUR 60 million in Q2 2013. The improvement was mainly due to lower costs in the IT Service Units and higher IP royalties, partly offset by higher investments by Group Innovation in emerging business areas.

Update on Accelerate! program:

We continue to execute on our multi-year transformation program Accelerate!, as we are strengthening our innovation pipeline through our focus on reducing time to market, increasing local relevance, improving quality, and better prioritization of investments. Moreover, the Company continued to make good progress on its three cost savings programs in the second quarter. The overhead cost savings were EUR 34 million for the quarter, bringing the cumulative annualized overhead cost savings in the first half of the year to EUR 190 million. The Design for Excellence (DfX) program generated EUR 44 million of incremental savings in the bill of material in the quarter, and the End-to-End productivity program generated EUR 5 million of savings. With these actions, we are continuing to deliver on our promise to improve operational and financial performance company-wide, as we transform Philips into a leading technology company in health and well-being.

As of June 30 2014, Philips had completed 26% of the EUR 1.5 billion share buy-back program.

Conference call and audio webcast

Frans van Houten, CEO, and Ron Wirahadiraksa, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available by visting the Philips Investor Relations website.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q2	Q2
	2013	2014

Sales	5,632	5,293
EBITA	601	415
as a % of sales	10.7	7.8
EBIT	507	332
as a % of sales	9.0	6.3
Financial income (expenses)	(78)	(74)
Income taxes	(121)	(40)
Results investments in associates	14	2
Net income from continuing operations	322	220
Discontinued operations	(5)	23
Net income	317	243

Net income attributable to shareholders per common share (in euros) - diluted	0.35	0.26

Net income

•	Net income amounted to EUR 243 million, compared to EUR 317 million in Q2 2013. The year-on-year decrease reflects lower operational results, partly offset by lower income tax expense.

•	EBITA amounted to EUR 415 million, or 7.8% of sales, compared to EUR 601 million, or 10.7% of sales, in Q2 2013. Restructuring and acquisition-related charges amounted to EUR 34 million, compared with EUR 26 million in Q2 2013. EBITA in Q2 2013 included a EUR 78 million gain related to past-service pension costs in the US and a EUR 21 million gain on the sale of a business at Healthcare. Unfavorable currency effects had an impact on Q2 2014 EBITA of 0.8 percentage points of sales.

•	EBITA, excluding restructuring and acquisition-related charges and other items, was EUR 449 million, or 8.5% of sales, compared to EUR 528 million, or 9.4% of sales, in Q2 2013. Improved earnings at Consumer Lifestyle, Lighting and IG&S were offset by lower results at Healthcare.

•	Tax charges were EUR 81 million lower than in Q2 2013, largely due to lower earnings and the application of the Dutch Innovation Box tax rule, which has been retroactively applied since 2013. As a result, this is expected to lower the Group’s effective tax rate by approximately 2 percentage points going forward.

•	Income from discontinued operations increased by EUR 28 million, mainly due to the sale of WOOX Innovations.

4	Q2 2014 Quarterly report and Semi-annual report

Sales by sector

in millions of euros unless otherwise stated

	Q2	Q2	% change
	2013	2014	nominal	comparable

Healthcare	2,362	2,137	(10)	(4)
Consumer Lifestyle	1,083	1,073	(1)	7
Lighting	2,048	1,943	(5)	1
Innovation, Group & Services	139	140	1	3

Philips Group	5,632	5,293	(6)	0

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q2	Q2	% change
	2013	2014	nominal	comparable

Western Europe	1,328	1,327	0	0
North America	1,782	1,598	(10)	(4)
Other mature geographies	441	414	(6)	2

Total mature geographies	3,551	3,339	(6)	(2)
Growth geographies	2,081	1,954	(6)	4

Philips Group	5,632	5,293	(6)	0

Sales per sector

•	Group sales amounted to EUR 5,293 million and were flat year-on-year on a comparable basis.

•	Healthcare comparable sales decreased by 4% year-on-year. Home Healthcare Solutions recorded mid-single-digit growth and Customer Services achieved low-single-digit growth, while Patient Care & Clinical Informatics saw a mid-single-digit decline and Imaging Systems a double-digit decline.

•	Consumer Lifestyle comparable sales were 7% higher year-on-year, driven by double-digit growth at Health & Wellness and high-single-digit growth at Domestic Appliances, while Personal Care sales were flat year-on-year.

•	Lighting sales grew by 1% on a comparable basis, led by double-digit growth at Lumileds and Automotive and by low-single-digit growth at Professional Lighting Solutions. Light Sources & Electronics and Consumer Luminaires sales showed a mid-single-digit decline.

Sales per geographic cluster

•	Growth geographies delivered 4% comparable sales growth, driven by Consumer Lifestyle and Lighting. Particularly strong growth was seen in Central & Eastern Europe, Middle East & Turkey, India and Africa.

•	In mature geographies, comparable sales declined by 2% compared to Q2 2013, due to Healthcare and Lighting, while Consumer Lifestyle sales improved.

Q2 2014 Quarterly report and Semi-annual report	5

EBITA

in millions of euros unless otherwise stated

	2nd quarter
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	420	17.8	225	10.5
Consumer Lifestyle	82	7.6	100	9.3
Lighting	153	7.5	138	7.1
Innovation, Group & Services	(54)	—	(48)	—

Philips Group	601	10.7	415	7.8

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros unless otherwise stated

	2nd quarter
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	338	14.3	224	10.5
Consumer Lifestyle	84	7.8	101	9.4
Lighting	166	8.1	168	8.6
Innovation, Group & Services	(60)	—	(44)	—

Philips Group	528	9.4	449	8.5

EBIT

in millions of euros unless otherwise stated

	Q2 2013	Q2 2014

Healthcare	379	186
Consumer Lifestyle	69	86
Lighting	115	111
Innovation, Group & Services	(56)	(51)

Philips Group	507	332
as a % of sales	9.0	6.3

Earnings

•	Healthcare EBITA decreased by EUR 195 million year-on-year. Q2 2013 EBITA included a EUR 61 million past-service pension cost gain in the US and a EUR 21 million gain on the sale of a business. Excluding restructuring and acquisition-related charges and other items, EBITA declined by EUR 114 million. The decline was mainly attributable to negative currency impact and the voluntary production suspension at the Cleveland facility.

•	Consumer Lifestyle EBITA increased by EUR 18 million year-on-year. Excluding restructuring and acquisition-related charges and a EUR 1 million past-service pension cost gain in the US in Q2 2013, EBITA improved by EUR 17 million. The increase was driven by higher gross margins.

•	Lighting EBITA decreased by EUR 15 million year-on-year. Excluding restructuring and acquisition-related charges and a EUR 10 million past-service pension cost gain in the US in Q2 2013, EBITA was EUR 2 million higher. The year-on-year EBITA increase was driven by higher gross margins.

•	Innovation, Group & Services EBITA improved by EUR 6 million to a net cost of EUR 48 million. Excluding restructuring and acquisition-related charges and a EUR 6 million past-service pension cost gain in the US in Q2 2013, EBITA was EUR 16 million higher. The improvement was mainly due to lower costs in the IT Service Units and higher IP royalties, partly offset by higher investments by Group Innovation in emerging business areas.

6	Q2 2014 Quarterly report and Semi-annual report

Financial income and expenses

in millions of euros

	Q2	Q2
	2013	2014

Net interest expenses	(71)	(61)
Other	(7)	(13)

Philips Group	(78)	(74)

Cash balance

in millions of euros

	Q2	Q2
	2013	2014

Beginning cash balance	3,066	1,727
Free cash flow	(105)	261
Cash flows from operating activities	141	487
Net capital expenditures	(246)	(226)
Acquisitions, divestments of businesses	96	(57)
Other cash flow from investing activities	(7)	(72)
Treasury shares transactions	(265)	(235)
Changes in debt/other	(137)	—
Dividend paid	(231)	(248)
Net cash flow discontinued operations	(110)	59

Ending cash balance	2,307	1,435

Cash flows from operating activities

in millions of euros

Financial income and expenses

•	Financial income and expenses amounted to a net expense of EUR 74 million, an improvement of EUR 4 million compared with Q2 2013. This was mainly attributable to lower interest expenses on reduced debt.

Cash balance

•	The Group cash balance decreased during Q2 2014 to EUR 1,435 million, with a free cash inflow of EUR 261 million, which included an outflow of EUR 31 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was impacted by a EUR 110 million investment outflow related to the former TP Vision joint venture, EUR 248 million of cash dividend, as well as the use of EUR 235 million in treasury shares transactions, primarily for the share buy-back program. Q2 2014 also included a net cash inflow of EUR 59 million from discontinued operations, mainly related to the sale of WOOX Innovations.

•	In Q2 2013 the cash balance decreased to EUR 2,307 million. This was largely due to a free cash outflow of EUR 105 million, the use of EUR 265 million in treasury shares transactions, primarily for the share buy-back program, EUR 231 million of cash dividend, as well as a net decrease of EUR 137 million mainly related to debt redemption. This was partly offset by a EUR 96 million inflow from divestments. Q2 2013 also included a cash outflow of EUR 110 million from discontinued operations, of which EUR 77 million related to WOOX Innovations and EUR 33 million to the former TP Vision joint venture.

Cash flows from operating activities

•	Operating activities resulted in a cash inflow of EUR 487 million, compared to a cash inflow of EUR 141 million in Q2 2013. The increase was mainly driven by higher accounts payable and lower accounts receivable.

Q2 2014 Quarterly report and Semi-annual report	7

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of sales1)

1)	Sales calculated over the preceding 12 months

Net debt and group equity

in billions of euros

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 17 million lower than in Q2 2013, mainly due to lower investments at Lighting.

Inventories

•	Inventory value at the end of Q2 2014 was EUR 3.6 billion and amounted to 16.0% of sales.

•	Compared to Q2 2013, inventories as a percentage of sales increased by 0.3 percentage points. This was mainly attributable to an increase at Healthcare.

Net debt and group equity

•	At the end of Q2 2014, Philips had a net debt position of EUR 2.3 billion, compared to EUR 2.1 billion at the end of Q2 2013. During the quarter, the net debt position increased by EUR 343 million, mainly due to treasury shares transactions and the distribution of the annual dividend.

•	Group equity decreased by EUR 267 million in the quarter to EUR 10.8 billion. The decrease compared to Q1 2014 was largely a result of treasury shares transactions and the distribution of the annual dividend, partly offset by net income earned during the period.

8	Q2 2014 Quarterly report and Semi-annual report

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Audio, Video, Multimedia and Accessories business divested at the end of Q2 2014, had 2,245 employees in Q2 2013 and 2,195 employees in Q1 2014.
2)	Number of employees includes 13,065 third-party workers in Q2 2014 (Q1 2014: 12,314, Q2 2013 12,283).

Employees

•	Compared to Q2 2013, the number of employees decreased by 2,290. This decrease includes 705 employees from divestments. Excluding divestments, the number of employees decreased by 1,585, mainly due to the company’s overhead reduction program and the industrial footprint rationalization at Lighting and Healthcare.

•	Compared to Q1 2014, the number of employees increased by 761, mainly due to a new definition of third-party workers.

Q2 2014 Quarterly report and Semi-annual report	9

Healthcare

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2013	2014

Sales	2,362	2,137
Sales growth
% nominal	(2)	(10)
% comparable	0	(4)
EBITA	420	225
as a % of sales	17.8	10.5
EBIT	379	186
as a % of sales	16.0	8.7
Net operating capital (NOC)	7,684	7,457
Number of employees (FTEs)1)	37,270	37,157

1)	Number of employees includes 2,599 third-party workers in Q2 2014 (Q2 2013: 2,525).

Sales

in millions of euros

EBITA

Business highlights

•	In an innovative collaboration to address future health care challenges, Philips and Stockholm City Council signed a 14-year solutions partnership across the continuum of care. This comprises a research and innovation hub and education programs, and state-of-the-art medical imaging equipment for the new Karolinska Hospital in Solna, Sweden.

•	Recognizing Philips’ expertise in enabling effective care management, Community Health Systems selected Philips as a dual-source service provider for almost all of their 208 facilities across the US. The partnership will help lower operating costs while delivering higher-quality care and improved patient outcomes.

•	Driving industry transformation in collaborative care, Philips and salesforce.com announced an alliance to deliver a cloud-based health care platform. The platform leverages Philips’ leadership in medical technology, clinical applications and clinical informatics, to enhance clinical decision making and enable patients to manage their personal health.

•	Leveraging its deep clinical knowledge and strong base in clinical informatics, Philips will supply the National Taiwan University Hospital’s cardiovascular center, the largest in Asia, with Xper information management and Xcelera image management systems.

•	Advancing affordable, high-quality diagnostic imaging worldwide, Philips introduced VISIQ, its first ultra-mobile ultrasound system, in Africa and India. Featuring a tablet-and-transducer design, VISIQ makes ultrasound available for patients in a wide range of environments.

Financial performance

•	Currency-comparable equipment orders showed a low-single-digit decline year-on-year. Imaging Systems posted low-single-digit growth, while Patient Care & Clinical Informatics recorded a double-digit decline.

•	Equipment order intake in growth geographies showed a high-single-digit increase, with strong growth in Latin America and Russia & Central Asia, while China posted mid-single-digit growth. Western Europe recorded high-single-digit growth and other mature geographies showed low-single-digit growth, while North America posted a double-digit decline.

10	Q2 2014 Quarterly report and Semi-annual report

•	Healthcare comparable sales showed a 4% decrease year-on-year. Home Healthcare Solutions posted mid-single-digit growth, Customer Services achieved low-single-digit growth, while Patient Care & Clinical Informatics showed a mid-single-digit decline. Imaging Systems recorded a double-digit decline.

•	Comparable sales in Western Europe were flat and other mature geographies showed low-single-digit growth, while North America recorded a high-single-digit decline. Growth geographies recorded a low-single-digit decline.

•	EBITA amounted to EUR 225 million, or 10.5% of sales, compared to EUR 420 million, or 17.8% of sales, in Q2 2013. Q2 2013 included a EUR 61 million past-service pension cost gain in the US and a EUR 21 million gain on the sale of a business.

•	Excluding restructuring and acquisition-related charges and other gains, EBITA amounted to EUR 224 million, or 10.5% of sales, compared to EUR 338 million, or 14.3% of sales, in Q2 2013. The year-on-year decline was mainly due to negative currency impact and the voluntary production suspension at the Cleveland facility.

•	Net operating capital, excluding a negative currency translation effect of EUR 330 million, increased by EUR 103 million. The increase was largely driven by higher working capital, which was partly offset by lower fixed assets.

•	Inventories as a percentage of sales increased by 0.9 percentage points year-on-year. The increase was mainly due to the voluntary production suspension at the Cleveland facility.

•	Compared to Q2 2013, the number of employees decreased by 113. This decrease was due to overhead reduction, industrial footprint rationalization and divestments, offset by investments in growth geographies. Compared to Q1 2014, the number of employees increased by 651, mainly due to investments in growth geographies.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2014 are expected to total approximately EUR 20 million.

Q2 2014 Quarterly report and Semi-annual report	11

•	As announced on January 28, 2014, Philips voluntarily suspended production at the Cleveland, Ohio facility. Philips is taking comprehensive measures to raise the efficacy of the quality management system within the Healthcare sector to Philips Excellence standards in close collaboration with industry experts. The business impact on sector EBITA, due to lower sales and extra costs, is expected to be EUR 60 to 70 million for the year. The remediation process and mitigation plans are progressing according to plan and the factory is expected to gradually resume production in the course of the third quarter.

•	As announced on July 8, 2014, Philips is implementing a new management structure in the Healthcare sector to improve performance and allow it to respond better to evolving customer demands in a changing health care landscape. In this new model, the Healthcare business groups will report directly to Philips Chief Executive Officer Frans van Houten, thereby removing one management layer.

12	Q2 2014 Quarterly report and Semi-annual report

Consumer Lifestyle

Key data

in millions of euros unless otherwise stated

	Q2	Q2
	2013	2014

Sales	1,083	1,073
Sales growth
% nominal	13	(1)
% comparable	13	7
EBITA	82	100
as a % of sales	7.6	9.3
EBIT	69	86
as a % of sales	6.4	8.0
Net operating capital (NOC)	1,182	1,271
Number of employees (FTEs)1)	16,544	16,886

1)	Number of employees includes 3,953 third-party workers in Q2 2014 (Q2 2013: 3,261).

Sales

in millions of euros

EBITA

Business highlights

•	Award-winning designs and superior technology further strengthened Philips’ leadership position in the Chinese Air Purification market, with consumers responding to innovations such as the VitaShield Intelligent Purification System, which removes indoor contaminants that can impact health and well-being.

•	Professional endorsement and channel expansion are core to the growth momentum of Philips’ Mother & Childcare business (AVENT). In Germany, distribution was further extended in the drugstore channel, with professional endorsement a key trigger for consumers. In China, distribution was expanded to more cities, with a continued focus to make Philips AVENT the brand that is most recommended by mothers.

•	Delivering on its strategy to build the Philips brand in the beauty category, Philips introduced Philips VisaCare and Philips VisaPure Men. The latter is a device specifically designed for male skin cleansing, which is a rapidly growing segment driven by Asian markets such as Korea.

•	Philips Kitchen Appliances showed solid growth, led by the strong performance of global propositions such as Philips Airfryers, Blenders and Juicers. Extending the portfolio of locally relevant propositions, a Japanese version of the Philips Noodle Maker was successfully launched.

•	The success of established propositions like the Philips Sonicare DiamondClean and the Philips Sonicare AirFloss, along with new introductions like Philips Sonicare for Kids, drove continued growth across the world, in particular in China, Japan, Germany and North America.

Financial performance

•	Consumer Lifestyle comparable sales increased by 7%. Double-digit comparable sales growth was seen at Health & Wellness, and Domestic Appliances recorded high-single-digit growth. Sales were flat at Personal Care.

•	Comparable sales showed double-digit growth in growth geographies. Western Europe and North America showed low-single-digit growth.

•	EBITA amounted to EUR 100 million, or 9.3% of sales, compared to EUR 82 million, or 7.6% of sales, in Q2 2013.

Q2 2014 Quarterly report and Semi-annual report	13

•	Excluding restructuring and acquisition-related charges and a EUR 1 million past-service pension cost gain in the US in Q2 2013, EBITA was EUR 101 million, or 9.4% of sales, compared to EUR 84 million, or 7.8% of sales, in Q2 2013. The improvement was largely attributable to higher gross margins across all businesses.

•	EBITA included EUR 3 million of net costs formerly reported in the Audio, Video, Multimedia and Accessories business (Q2 2013: EUR 7 million).

•	Net operating capital, excluding a negative currency translation effect of EUR 10 million, increased by EUR 99 million year-on-year. The increase was largely driven by higher working capital, mainly accounts receivable, and a reduction in provisions.

•	Inventories as a percentage of sales decreased by 0.5 percentage points year-on-year.

•	Compared to Q2 2013, the number of employees increased by 342 year-on-year, mainly driven by an increase at Domestic Appliances in Europe. Compared to Q1 2014, the number of employees decreased by 217, with the majority in North America.

Miscellaneous

•	Restructuring and acquisition-related charges in Q3 2014 are expected to total approximately EUR 5 million.

14	Q2 2014 Quarterly report and Semi-annual report

Lighting

Key data

in millions of euros unless otherwise stated

	Q2 2013	Q2 2014

Sales	2,048	1,943
Sales growth
% nominal	1	(5)
% comparable	2	1
EBITA	153	138
as a % of sales	7.5	7.1
EBIT	115	111
as a % of sales	5.6	5.7
Net operating capital (NOC)	4,732	4,558
Number of employees (FTEs)1)	49,148	45,447

1)	Number of employees includes 5,137 third-party workers in Q2 2014 (Q2 2013: 5,883).

Sales

in millions of euros

EBITA

Business highlights

•	Philips became the official lighting partner of the Allianz Arena, home to FC Bayern Munich. The Arena will be the largest stadium in Europe to feature a connected LED lighting system which will turn the façade into a dynamic colored light display.

•	Driving innovation in professional systems and services, Philips is lighting the media façade of Moscow’s VEGAS Crocus City shopping entertainment mall. This represents Philips’ largest project realized using connected architectural lighting technology.

•	Philips introduced the SlimStyle LED home floodlight bulb in the US. The innovative flat-head design enabled the elimination of the bulb’s heat sink, thereby reducing its cost.

•	Philips implemented a horticultural LED lighting system for Green Sense Farms in Chicago. Using tailored LED grow lights, herbs and greens are organically grown indoors all year round. Crop yields and quality increase, while using 85% less energy than conventional lighting.

•	In partnership with Philips, all newly-built and renovated Tim Hortons restaurants across North America will benefit from high-quality energy-efficient Philips LED fixtures that enhance the guest experience.

Financial performance

•	Lighting comparable sales showed a 1% increase year-on-year. Lumileds and Automotive achieved double-digit growth, Professional Lighting Solutions recorded low-single-digit growth, while Light Sources & Electronics and Consumer Luminaires posted a mid-single-digit decline.

•	Excluding OEM Lumileds and Automotive, comparable sales showed a low-single-digit decline, with a mid-single-digit decline in growth geographies and a low-single-digit decline in mature geographies.

•	LED-based sales grew 43% compared to Q2 2013, and now represent 36% of total Lighting sales, compared to 25% in Q2 2013.

•	EBITA amounted to EUR 138 million, or 7.1% of sales, compared to EUR 153 million, or 7.5% of sales, in Q2 2013.

Q2 2014 Quarterly report and Semi-annual report	15

•	EBITA, excluding restructuring and acquisition-related charges and a EUR 10 million past-service pension cost gain in the US in 2013, was EUR 168 million, or 8.6% of sales, compared to EUR 166 million, or 8.1% of sales, in Q2 2013. The year-on-year EBITA increase was driven by higher gross margins.

•	Net operating capital, excluding a negative currency translation effect of EUR 187 million, was flat year-on-year.

•	Inventories as a percentage of sales increased by 0.4 percentage points year-on-year.

•	Compared to Q2 2013, the number of employees decreased by 3,701, mainly due to rationalization of the industrial footprint. The number of employees decreased by 212 compared to Q1 2014.

Miscellaneous

•	Restructuring and acquisition-related charges are expected to total approximately EUR 25 million in Q3 and EUR 145 million in Q4 2014.

•	As announced on June 30, 2014, Philips has started the process to combine its Lumileds (LED components) and Automotive lighting businesses into a stand-alone company within Philips. Philips will explore strategic options to attract capital from third-party investors for this business. Philips intends to remain a shareholder and customer of the new company, and will continue the existing innovation collaboration. Costs associated with setting up the combined business are expected to amount to EUR 15 million in both Q3 and Q4 2014.

16	Q2 2014 Quarterly report and Semi-annual report

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q2 2013	Q2 2014

Sales	139	140
Sales growth
% nominal	(6)	1
% comparable	(14)	3
EBITA of:
Group Innovation	(34)	(47)
IP Royalties	56	62
Group and Regional Costs	(33)	(37)
Accelerate! investment	(40)	(32)
Pensions	(1)	(3)
Service Units and Other	(2)	9

EBITA	(54)	(48)
EBIT	(56)	(51)
Net operating capital (NOC)	(3,414)	(2,786)
Number of employees (FTEs)1)	12,162	13,344

1)	Number of employees includes 1,375 third-party workers in Q2 2014 (Q2 2013: 614).

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Highlighting Philips’ commitment to Green Innovation, Philips was the fastest-rising technology brand in Interbrand’s annual ranking of the top 50 Best Global Green Brands. Advancing nine places, Philips now holds the 14th position.

•	The US Environmental Protection Agency named Philips ‘ENERGY STAR Partner of the Year’ for the second year running. Philips released a total of 374 ENERGY STAR-qualified products in 2013, up 40% over the prior year.

•	Philips received three 2014 International Design Excellence Awards for the VISIQ Portable Ultrasound System, the Ambient Experience PET CT Suite (Sparks) and the EPIQ Premium Ultrasound System. This award program is organized by the Industrial Designers Society of America.

•	Philips welcomed the 430th licensee to its LED Luminaires and Retrofit Bulbs Licensing Program, an increase of 100 licensees since May last year. With this program, Philips is fostering LED industry growth by offering companies access to its wide portfolio of patented LED system technologies and solutions.

•	Philips and Eindhoven University of Technology (TU/e) announced a strategic cooperation aimed at accelerating the exploration and development of digital innovations in health care, lighting and data science.

Financial performance

•	Sales were in line with Q2 2013. Higher IP royalties were offset by lower Group Innovation income.

•	EBITA amounted to a net cost of EUR 48 million, including EUR 4 million of net restructuring charges. The EBITA net cost of EUR 54 million in Q2 2013 included a EUR 6 million past-service pension cost gain in the US. Net restructuring charges in Q2 2013 were close to zero.

•	Excluding restructuring charges and past-service pension cost gains, EBITA was a net cost of EUR 44 million, compared to a net cost of EUR 60 million in Q2 2013. The improvement was mainly due to lower costs in the IT Service Units and higher IP royalties, partly offset by higher investments by Group Innovation in emerging business areas.

•	EBITA of Service Units and Other included EUR 8 million of net costs formerly reported in the Audio, Video, Multimedia and Accessories business (Q2 2013: EUR 15 million).

Q2 2014 Quarterly report and Semi-annual report	17

•	Net operating capital, excluding a positive currency translation effect of EUR 83 million, increased by EUR 545 million year-on-year, mainly due to a decrease in pension liabilities and an increase in the value of currency hedges.

•	Compared to Q2 2013, the number of employees increased by 1,182, primarily driven by a shift of employees from the sectors to the Enterprise Information Management Service Unit, an increase in temporary workers in the IT Service Units as well as an increase in Group Innovation. The number of employees increased by 539 compared to Q1 2014.

Miscellaneous

•	Restructuring charges in Q3 2014 are expected to total approximately EUR 10 million.

18	Q2 2014 Quarterly report and Semi-annual report

Additional information on Audio, Video, Multimedia and Accessories business

AVM&A results reconciliation

	Q2 2013	Q2 2014

EBITA	(10)	—

Disentanglement costs	(7)	(8)

Former AVM&A net costs allocated to Consumer Lifestyle	7	3
Former AVM&A net costs allocated to IG&S	15	8

EBIT discontinued operations	5	3
Gain on sale of business	—	5
Operational result	5	(2)
Financial income and expenses	(1)	(2)
Income taxes	(1)	12
Deal result related income tax	—	12
Operational income tax	(1)	—

Net income from discontinued operations	3	13

Number of employees (FTEs)	2,245	2,096	1)

1)	Divested as of June 29, 2014

The Audio, Video, Multimedia and Accessories (AVM&A) business is reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. The applicable assets and liabilities of this business were, prior to divestment, reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheet.

In November 2013, Philips separated the AVM&A business into a stand-alone legal entity under the name WOOX Innovations. On June 29, 2014, WOOX Innovations was divested to Gibson Brands, Inc.

The net income of discontinued operations attributable to the AVM&A business improved from EUR 3 million in Q2 2013 to EUR 13 million in Q2 2014. In Q2 2014, Philips recorded a gain on the sale of the business to Gibson Brands of EUR 17 million, which included an income tax benefit of EUR 12 million.

The Q2 2014 EBITA of Consumer Lifestyle includes net costs of EUR 3 million formerly reported as part of the results of this business, compared to EUR 7 million in Q2 2013. The EBITA of Innovation, Group & Services includes net costs of EUR 8 million formerly reported as part of this business.

Q2 2014 Quarterly report and Semi-annual report	19

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2013				2014
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,245	5,632	5,595	6,785	5,013	5,293
comparable sales growth %	1	3	3	7	0	0

Gross margin	2,124	2,363	2,369	2,891	2,018	2,180
as a % of sales	40.5	42.0	42.3	42.6	40.3	41.2

Selling expenses	(1,214)	(1,274)	(1,245)	(1,460)	(1,195)	(1,248)
as a % of sales	(23.1)	(22.6)	(22.3)	(21.5)	(23.8)	(23.6)

G&A expenses	(188)	(208)	(221)	(231)	(177)	(181)
as a % of sales	(3.6)	(3.7)	(3.9)	(3.4)	(3.5)	(3.4)

R&D expenses	(434)	(426)	(449)	(468)	(420)	(426)
as a % of sales	(8.3)	(7.6)	(8.0)	(6.9)	(8.4)	(8.0)

EBIT	306	507	466	710	227	332
as a % of sales	5.8	9.0	8.3	10.5	4.5	6.3

EBITA	403	601	564	881	315	415
as a % of sales	7.7	10.7	10.1	13.0	6.3	7.8

Net income	162	317	281	412	137	243

Net income attributable to shareholders	161	317	282	409	138	242
Net income - shareholders per common share in euros - diluted	0.17	0.35	0.31	0.44	0.15	0.26

20	Q2 2014 Quarterly report and Semi-annual report

Philips quarterly statistics (continued)

all amounts in millions of euros unless otherwise stated

	2013				2014
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,245	10,877	16,472	23,257	5,013	10,306
comparable sales growth %	1	2	2	3	0	0

Gross margin	2,124	4,487	6,856	9,747	2,018	4,198
as a % of sales	40.5	41.3	41.6	41.9	40.3	40.7

Selling expenses	(1,214)	(2,488)	(3,733)	(5,193)	(1,195)	(2,443)
as a % of sales	(23.1)	(22.9)	(22.7)	(22.3)	(23.8)	(23.7)

G&A expenses	(188)	(396)	(617)	(848)	(177)	(358)
as a % of sales	(3.6)	(3.6)	(3.7)	(3.6)	(3.5)	(3.5)

R&D expenses	(434)	(860)	(1,309)	(1,777)	(420)	(846)
as a % sales	(8.3)	(7.9)	(7.9)	(7.6)	(8.4)	(8.2)

EBIT	306	813	1,279	1,989	227	559
as a % of sales	5.8	7.5	7.8	8.6	4.5	5.4

EBITA	403	1,004	1,568	2,449	315	730
as a % of sales	7.7	9.2	9.5	10.5	6.3	7.1

Net income	162	479	760	1,172	137	380

Net income attributable to shareholders	161	478	760	1,169	138	380
Net income - shareholders per common share in euros - diluted	0.17	0.52	0.83	1.27	0.15	0.41

Net income from continuing operations as a % of shareholders’ equity	5.9	9.0	9.4	10.6	5.8	7.2

	period ended 2013				period ended 2014

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,381	913,874	915,095	913,338	913,485	923,933
Shareholders’ equity per common share in euros	12.33	11.78	11.93	12.28	12.06	11.63

Inventories as a % of sales1)	15.5	15.7	16.4	13.9	14.9	16.0
Inventories excluding discontinued operations	3,616	3,680	3,815	3,226	3,433	3,637

Net debt : group equity ratio	12:88	16:84	16:84	11:89	15:85	18:82

Net operating capital	9,969	10,184	10,249	10,238	10,381	10,500

Total employees2)	118,085	117,369	115,858	116,082	114,268	112,834
of which discontinued operations	2,355	2,245	2,187	2,226	2,195	—

1)	Sales is calculated over the preceding 12 months
2)	Number of employees includes third-party workers

Q2 2014 Quarterly report and Semi-annual report	21

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition (in %)

	2nd quarter				January to June
	comparable growth	currency effects	consolidation changes	nominal growth	comparable growth	currency effects	consolidation changes	nominal growth

2014 versus 2013
Healthcare	(3.8)	(5.4)	(0.3)	(9.5)	(3.0)	(5.2)	(0.4)	(8.6)
Consumer Lifestyle	6.5	(7.4)	0.0	(0.9)	6.5	(6.4)	0.0	0.1
Lighting	1.2	(6.3)	0.0	(5.1)	0.8	(5.5)	0.0	(4.7)
IG&S	2.8	(2.1)	0.0	0.7	(2.2)	(1.2)	3.4	0.0

Philips Group	0.2	(6.1)	(0.1)	(6.0)	0.3	(5.4)	(0.1)	(5.2)

EBITA excluding restructuring and acquisition-related charges and other items to Income from operations (or EBIT)

	2nd quarter					January to June
	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2014
EBITA excluding restructuring and acquisition-related charges and other items	449	224	101	168	(44)	818	397	209	339	(127)

Restructuring and acquisition-related charges	(34)	1	(1)	(30)	(4)	(88)	(20)	(1)	(63)	(4)
EBITA (or Adjusted income from operations)	415	225	100	138	(48)	730	377	208	276	(131)

Amortization of intangibles1)	(83)	(39)	(14)	(27)	(3)	(168)	(81)	(26)	(55)	(6)
Impairment of goodwill	—	—	—	—	—	(3)	(1)	—	(2)	—

Income from operations (or EBIT)	332	186	86	111	(51)	559	295	182	219	(137)

2013
EBITA excluding restructuring and acquisition-related charges and other items	528	338	84	166	(60)	950	562	183	332	(127)

Other items	99	82	1	10	6	99	82	1	10	6
Restructuring and acquisition-related charges	(26)	—	(3)	(23)	—	(45)	(2)	(4)	(42)	3
EBITA (or adjusted income from operations)	601	420	82	153	(54)	1,004	642	180	300	(118)

Amortization of intangibles1)	(94)	(41)	(13)	(38)	(2)	(191)	(87)	(27)	(75)	(2)

Income from operations (or EBIT)	507	379	69	115	(56)	813	555	153	225	(120)

1)	Excluding amortization of software and product development

22	Q2 2014 Quarterly report and Semi-annual report

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

June 29, 2014
Net operating capital (NOC)	10,500	7,457	1,271	4,558	(2,786)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,527	2,585	1,392	1,761	2,789
- intercompany accounts	—	117	64	66	(247)
- provisions	2,495	285	181	428	1,601
Include assets not comprised in NOC:
- investments in associates	171	75	—	19	77
- other current financial assets	125	—	—	—	125
- other non-current financial assets	438	—	—	—	438
- deferred tax assets	1,832	—	—	—	1,832
- cash and cash equivalents	1,435	—	—	—	1,435

	25,523	10,519	2,908	6,832	5,264
Assets classified as held for sale	136

Total assets	25,659

December 31, 2013
Net operating capital (NOC)	10,238	7,437	1,261	4,462	(2,922)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,453	2,541	1,275	1,672	2,965
- intercompany accounts	—	124	75	105	(304)
- provisions	2,554	278	221	452	1,603
Include assets not comprised in NOC:
- investments in associates	161	85	—	20	56
- other current financial assets	10	—	—	—	10
- other non-current financial assets	496	—	—	—	496
- deferred tax assets	1,675	—	—	—	1,675
- cash and cash equivalents	2,465	—	—	—	2,465

	26,052	10,465	2,832	6,711	6,044
Assets classified as held for sale	507

Total assets	26,559

June 30, 2013
Net operating capital (NOC)	10,184	7,684	1,182	4,732	(3,414)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,371	2,751	1,424	1,781	3,415
- intercompany accounts	—	122	71	105	(298)
- provisions	2,699	307	220	526	1,646
Include assets not comprised in NOC:
- investments in associates	164	81	—	21	62
- other current financial assets	1	—	—	—	1
- other non-current financial assets	567	—	—	—	567
- deferred tax assets	1,886	—	—	—	1,886
- cash and cash equivalents	2,307	—	—	—	2,307

	27,179	10,945	2,897	7,165	6,172
Assets classified as held for sale	446

Total assets	27,625

Q2 2014 Quarterly report and Semi-annual report	23

Reconciliation of non-GAAP performance measures (continued)

all amounts in millions of euros

Composition of net debt to group equity

	June 30, 2013	December 31, 2013	June 29, 2014

Long-term debt	3,501	3,309	3,336
Short-term debt	910	592	432

Total debt	4,411	3,901	3,768
Cash and cash equivalents	2,307	2,465	1,435

Net debt (cash) (total debt less cash and cash equivalents)	2,104	1,436	2,333

Shareholders’ equity	10,763	11,214	10,747
Non-controlling interests	39	13	11

Group equity	10,802	11,227	10,758

Net debt and group equity	12,906	12,663	13,091

Net debt divided by net debt and group equity (in %)	16	11	18
Group equity divided by net debt and group equity (in %)	84	89	82

Composition of cash flows

	2nd quarter		January to June
	2013	2014	2013	2014

Cash flows provided by (used for) operating activities	141	487	(86)	310
Cash flows used for investing activities	(157)	(355)	(442)	(546)

Cash flows before financing activities	(16)	132	(528)	(236)

Cash flows provided by (used for) operating activities	141	487	(86)	310
Net capital expenditures:	(246)	(226)	(450)	(399)
Purchase of intangible assets	(6)	(21)	(8)	(32)
Expenditures on development assets	(100)	(82)	(180)	(156)
Capital expenditures on property, plant and equipment	(145)	(128)	(270)	(221)
Proceeds from sale of property, plant and equipment	5	5	8	10

Free cash flows	(105)	261	(536)	(89)

24	Q2 2014 Quarterly report and Semi-annual report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA and future developments in Philips’ organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2013.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2013.

Use of fair-value measurements

In presenting the Philips financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2013. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. This interim financial report is prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and the accounting policies are the same as stated in the Annual Report 2013, unless otherwise stated.

Prior-period financial statements have been restated to reflect two voluntary accounting policy changes and a change in the divestment of the AVM&A business. For more details see note 1, Significant accounting policies, section Other changes.

Q2 2014 Quarterly report and Semi-annual report	25

Semi-annual report

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Group) are described in note 5, Segment information.

The semi-annual report for the six months ended June 29, 2014 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

The semi-annual condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2013.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual report for the six month period ended 29 June 2014, which has been prepared in accordance with IAS 34 Interim Financial Reporting, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report for the six month period ended 29 June 2014 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 21, 2014

Board of Management

Frans van Houten	Ron Wirahadiraksa

Pieter Nota

26	Q2 2014 Quarterly report and Semi-annual report

Management report

The first six months of 2014

•	Group sales amounted to EUR 10.3 billion, flat on a comparable basis year-on-year.

•	Mid-single-digit comparable sales increase in growth geographies, while mature geographies posted a low-single-digit decline.

•	Group EBITA declined by EUR 274 million compared to the first half of 2013. 2014 included EUR 88 million of restructuring and acquisition-related charges, compared to EUR 45 million in 2013. 2013 also included EUR 99 million of other items.

•	Net income, at EUR 380 million, was EUR 99 million lower than in the first half of 2013.

•	Cash flow from operating activities was an inflow of EUR 310 million, compared to an outflow of EUR 86 million in the first half of 2013.

Net income

in millions of euros unless otherwise stated

	January to June
	2013	2014

Sales	10,877	10,306
EBITA	1,004	730
as a % of sales	9.2	7.1
EBIT	813	559
as a % of sales	7.5	5.4
Financial income and expenses	(161)	(143)
Income taxes	(190)	(80)
Results investments in associates	15	23
Net income from continuing operations	477	359
Discontinued operations	2	21
Net income	479	380

Net income attributable to shareholders per common share (in euros) - diluted	0.52	0.41

Performance of the Group

•	Group sales amounted to EUR 10.3 billion, EUR 571 million below the level of the first half of 2013. Adjusted for currency impacts and consolidation changes, sales were flat year-on-year. Consumer Lifestyle achieved high-single-digit growth, Lighting posted low-single-digit growth, while Healthcare recorded a low-single-digit decline.

•	Group EBITA amounted to EUR 730 million, or 7.1% of sales, a decrease of EUR 274 million compared to the first half of 2013.The first half of 2014 included EUR 88 million of restructuring and acquisition-related charges. The first half of 2013 included EUR 45 million of restructuring and acquisition-related charges, a EUR 78 million gain related to past-service pension costs in the US, and a EUR 21 million gain on the sale of a business at Healthcare.

•	Excluding the impact of restructuring and acquisition-related charges and other items, EBITA declined by EUR 132 million compared to the first half of 2013. The year-on-year decline was mainly driven by negative currency impact and the voluntary production suspension at the Cleveland facility in Healthcare.

•	Net income of EUR 380 million was EUR 99 million lower year-on-year, mainly as a result of lower results at Healthcare, lower gains on pensions and divestments, higher restructuring and acquisition-related charges compared to the first half of 2013, and a lower tax expense. The lower tax expense was largely due to lower earnings and the impact of the application of the Dutch Innovation Box tax rule, which has been retroactively applied since 2013.

•	Cash flow from operating activities was an inflow of EUR 310 million, compared to an outflow of EUR 86 million in the first half of 2013. The cash flow in the first half of 2014 included a working capital decrease of EUR 10 million, compared to an increase of EUR 837 million in the first half of 2013. The higher working capital in 2013 was mainly related to the EUR 509 million CRT fine payment.

Q2 2014 Quarterly report and Semi-annual report	27

Sales by sector

in millions of euros unless otherwise stated

	January to June		% change
	2013	2014	nominal	comparable

Healthcare	4,489	4,103	(9)	(3)
Consumer Lifestyle	2,086	2,089	0	7
Lighting	4,023	3,835	(5)	1
Innovation, Group & Services	279	279	0	(2)

Philips Group	10,877	10,306	(5)	0

EBITA

in millions of euros unless otherwise stated

	January to June
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	642	14.3	377	9.2
Consumer Lifestyle	180	8.6	208	10
Lighting	300	7.5	276	7.2
Innovation, Group & Services	(118)	—	(131)	—

Philips Group	1,004	9.2	730	7.1

EBITA excluding restructuring and acquisition-related charges and other items

in millions of euros unless otherwise stated

	January to June
	2013		2014
	amount	as a % of sales	amount	as a % of sales

Healthcare	562	12.5	397	9.7
Consumer Lifestyle	183	8.8	209	10
Lighting	332	8.3	339	8.8
Innovation, Group & Services	(127)	—	(127)	—

Philips Group	950	8.7	818	7.9

Philips sectors

Healthcare

•	Equipment order intake at Healthcare declined 1% compared to the first half of 2013, with low-single-digit growth at Patient Care & Clinical Informatics and Imaging Systems. North America equipment order intake showed a high-single-digit decline year-on-year, while total mature geographies showed a mid-single-digit decline. Growth geographies reported mid-single-digit growth.

•	Sales amounted to EUR 4,103 million. Excluding currency effects and portfolio changes, comparable sales decreased by 3% year-on-year. Customer Services achieved low-single-digit growth, and Home Healthcare Solution posted mid-single-digit growth, while Patient Care & Clinical Informatics recorded a low-single-digit decline. Imaging Systems recorded a double-digit decline. From a geographical perspective, comparable sales in growth geographies showed a mid-single-digit decline and mature geographies reported a low-single-digit decline.

•	EBITA amounted to EUR 377 million, or 9.2% of sales, compared to EUR 642 million, or 14.3% of sales, in Q2 2013. EBITA in the first half of 2013 included a EUR 61 million gain related to past-service pension costs in the US, a EUR 21 million gain on the sale of a business and EUR 2 million of restructuring and acquisition-related charges. The first half of 2014 included EUR 20 million of restructuring and acquisition-related charges. EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 397 million, which was EUR 165 million lower than in the first half of 2013.

Consumer Lifestyle

•	Sales amounted to EUR 2,089 million. Excluding currency effects and portfolio changes, comparable sales increased by 7% year-on-year. Double-digit comparable sales growth was seen at Health & Wellness, Domestic Appliances recorded high-single-digit growth, while Personal Care showed low-single-digit growth. From a geographical perspective, a double-digit comparable sales increase in growth geographies was tempered by low-single-digit growth in mature geographies.

•	EBITA amounted to EUR 208 million, or 10.0% of sales, a year-on-year increase of EUR 28 million. EBITA included restructuring and acquisition-related charges of EUR 1 million, compared to EUR 4 million in the first half of 2013. EBITA, excluding restructuring and acquisition-related charges and past-service pension cost gains, showed a year-on-year increase of EUR 26 million, driven by higher sales and gross margin improvements across all businesses.

28	Q2 2014 Quarterly report and Semi-annual report

Lighting

•	Sales amounted to EUR 3,835 million, a year-on-year decrease of EUR 188 million. Excluding currency effects and portfolio changes, comparable sales increased 1% year-on-year. Lumileds and Automotive achieved double-digit growth. Both Light Sources & Electronics and Consumer Luminaires recorded a mid-single-digit decline, while Professional Lighting Solutions was flat year-on-year. From a geographical perspective, comparable sales showed a 5% increase in growth geographies (flat excluding the OEM Lumileds sales), which was partly offset by a low-single-digit decline in mature geographies.

•	EBITA amounted to EUR 276 million, or 7.2% of sales, a year-on-year decrease of EUR 24 million. EBITA included restructuring and acquisition-related charges of EUR 63 million, compared to EUR 42 million in the first half of 2013. EBITA, excluding restructuring and acquisition-related charges and past-service pension cost gains, amounted to EUR 339 million, slightly above the first half of 2013.

Innovation, Group & Services

•	EBITA amounted to a net cost of EUR 131 million, including EUR 4 million of net restructuring charges. EBITA in the first half of 2013 included a EUR 3 million net release of restructuring provisions and a EUR 6 million past-service pension cost gain in the US. EBITA, excluding restructuring charges, release of restructuring provisions and past-service pension cost gains, amounted to EUR 127 million, in line with the first half of 2013.

Risks and uncertainties

•	In the Annual Report 2013, certain risk categories and risks were described which could have a material adverse effect on Philips’ financial position and results. Those risk categories and risks remain valid and should be read in conjunction with this semi-annual report.

•	Looking ahead to the second half of 2014, Philips remains concerned about economic uncertainties around the world.

Q2 2014 Quarterly report and Semi-annual report	29

•	Also, Philips operates in a highly regulated product safety and quality environment and Philips products are subject to regulation by various government agencies. Philips is taking comprehensive measures to raise the efficacy of the quality management system within the Healthcare sector to Philips Excellence standards in close collaboration with industry experts. As announced on January 28, 2014, Philips voluntarily suspended production at the Cleveland, Ohio facility. The remediation process and mitigation plans so far have been progressing according to plan and the factory is expected to gradually resume production in the course of the third quarter. However, unexpected difficulties could occur which may result in a delay or an inability to resume production as planned. Such event could have a material adverse effect on the business and results.

•	Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ businesses, objectives, revenues, income, assets, liquidity or capital resources.

30	Q2 2014 Quarterly report and Semi-annual report

Condensed consolidated statements of income

in millions of euros unless otherwise stated

	2nd quarter		January to June
	2013	2014	2013	2014

Sales	5,632	5,293	10,877	10,306
Cost of sales	(3,269)	(3,113)	(6,390)	(6,108)

Gross margin	2,363	2,180	4,487	4,198

Selling expenses	(1,274)	(1,248)	(2,488)	(2,443)
General and administrative expenses	(208)	(181)	(396)	(358)
Research and development expenses	(426)	(426)	(860)	(846)
Impairment of goodwill	—	—	—	(3)
Other business income	56	9	82	19
Other business expenses	(4)	(2)	(12)	(8)

Income from operations	507	332	813	559

Financial income	18	15	36	31
Financial expenses	(96)	(89)	(197)	(174)

Income before taxes	429	258	652	416

Income tax expense	(121)	(40)	(190)	(80)

Income after taxes	308	218	462	336

Results relating to investments in associates	14	2	15	23

Net income from continuing operations	322	220	477	359

Discontinued operations - net of income tax	(5)	23	2	21

Net income	317	243	479	380

Attribution of net income for the period
Net income attributable to shareholders	317	242	478	380
Net income attributable to non-controlling interests	—	1	1	—

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	906,446	908,343	911,622	911,166
- diluted	916,345	916,511	921,941	920,433

Net income attributable to shareholders per common share in euros:
- basic	0.35	0.27	0.52	0.42
- diluted	0.35	0.26	0.52	0.41

Q2 2014 Quarterly report and Semi-annual report	31

Consolidated statements of comprehensive income

all amounts in millions of euros

	2nd quarter		January to June
	2013	2014	2013	2014

Net income for the period	317	243	479	380

Other comprehensive income items that will not be reclassified to profit or loss:
Pensions and other post-employment plans:
Remeasurement	(11)	(82)	(26)	(367)
Income tax effect on remeasurements	3	20	7	92
Revaluation reserve:
Release revaluation reserve	(4)	(3)	(8)	(5)
Reclassification directly into retained earnings	4	3	8	5
Total of items that will not be reclassified to profit or loss	(8)	(62)	(19)	(275)

Other comprehensive income items that are or may be reclassified to profit or loss:
Currency translation differences:
Net current period change, before tax	(151)	84	(97)	66
Income tax effect	10	16	4	18
Reclassification adjustment for gain realized	(8)	(4)	(8)	(4)
Available-for-sale financial assets:
Net current period change, before tax	(15)	13	(5)	2
Income tax effect	3	(3)	—	(2)
Reclassification adjustment for loss realized	1	0	2	8
Cash flow hedges:
Net current period change, before tax	23	(14)	32	(19)
Income tax effect	—	4	(2)	8
Reclassification adjustment for gain realized	(25)	(5)	(31)	(13)
Total of items that are or may be reclassified to profit or loss	(162)	91	(105)	64

Other comprehensive income (loss) for the period	(170)	29	(124)	(211)

Total comprehensive income for the period	147	272	355	169

Total comprehensive income attributable to:
Shareholders	147	271	354	169
Non-controlling interests	—	1	1	—

32	Q2 2014 Quarterly report and Semi-annual report

Condensed consolidated balance sheets

in millions of euros unless otherwise stated

	June 30,	December 31,	June 29,
	2013	2013	2014

Non-current assets:
Property, plant and equipment	2,902	2,780	2,708
Goodwill	6,878	6,504	6,579
Intangible assets excluding goodwill	3,567	3,262	3,157
Non-current receivables	172	144	186
Investments in associates	164	161	171
Other non-current financial assets	567	496	438
Deferred tax assets	1,886	1,675	1,832
Other non-current assets	71	63	60

Total non-current assets	16,207	15,085	15,131

Current assets:
Inventories	3,699	3,240	3,638
Other current financial assets	1	10	125
Other current assets	446	354	448
Derivative financial assets	157	150	76
Income tax receivable	82	70	121
Receivables	4,280	4,678	4,549
Assets classified as held for sale	446	507	136
Cash and cash equivalents	2,307	2,465	1,435

Total current assets	11,418	11,474	10,528

Total assets	27,625	26,559	25,659
Shareholders’ equity	10,763	11,214	10,747
Non-controlling interests	39	13	11

Group equity	10,802	11,227	10,758

Non-current liabilities:
Long-term debt	3,501	3,309	3,336
Long-term provisions	2,015	1,903	1,773
Deferred tax liabilities	62	76	62
Other non-current liabilities	1,829	1,568	1,491

Total non-current liabilities	7,407	6,856	6,662

Current liabilities:
Short-term debt	910	592	432
Derivative financial liabilities	505	368	382
Income tax payable	165	143	92
Accounts and notes payable	2,716	2,462	2,827
Accrued liabilities	3,049	2,830	2,643
Short-term provisions	684	651	722
Dividend payable	42	—	45
Liabilities directly associated with assets held for sale	238	348	4
Other current liabilities	1,107	1,082	1,092

Total current liabilities	9,416	8,476	8,239

Total liabilities and group equity	27,625	26,559	25,659

Q2 2014 Quarterly report and Semi-annual report	33

Condensed consolidated statements of cash flows

in millions of euros

	2nd quarter		January to June
	2013	2014	2013	2014

Cash flows from operating activities:
Net income	317	243	479	380
Result of discontinued operations - net of income tax	5	(23)	(2)	(21)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairments of fixed assets	311	298	616	598
Impairment of goodwill and other non-current financial assets	2	4	3	17
Net gain on sale of assets	(36)	(3)	(40)	(9)
Interest income	(11)	(12)	(21)	(20)
Interest expense on debt, borrowings and other liabilities	66	56	132	107
Income tax expense	121	40	190	80
Income from investments in associates	(13)	(2)	(15)	(23)
(Increase) decrease in working capital:	(440)	140	(837)	10
(Increase) decrease in receivables and other current assets	(115)	143	12	172
Increase in inventories	(188)	(168)	(394)	(406)
(Decrease) increase in accounts payable, accrued and other liabilities	(137)	165	(455)	244
Increase in non-current receivables, other assets and other liabilities	(85)	(101)	(121)	(472)
Decrease in provisions	(69)	(46)	(167)	(64)
Other items	89	(5)	49	17
Interest paid	(37)	(25)	(139)	(114)
Interest received	11	11	20	19
Dividends received from investments in associates	6	14	6	14
Income taxes paid	(96)	(102)	(239)	(209)

Net cash provided by (used for) operating activities	141	487	(86)	310

Cash flows from investing activities:
Net capital expenditures	(246)	(226)	(450)	(399)
Purchase of intangible assets	(6)	(21)	(8)	(32)
Expenditures on development assets	(100)	(82)	(180)	(156)
Capital expenditures on property, plant and equipment	(145)	(128)	(270)	(221)
Proceeds from sale of property, plant and equipment	5	5	8	10
Cash to derivatives and current financial assets	(10)	(4)	(82)	(2)
Purchase of other non-current financial assets	(4)	(68)	(4)	(72)
Proceeds from other non-current financial assets	7	—	9	2
Purchase of businesses, net of cash acquired	4	(2)	(6)	(19)
Net proceeds from (used for) sale of interest in businesses	92	(55)	91	(56)

Net cash used for investing activities	(157)	(355)	(442)	(546)

Cash flows from financing activities:
Proceeds from issuance (payments) of short-term debt	(108)	18	(127)	96
Principal payments on long-term debt	(19)	(20)	(41)	(293)
Proceeds from issuance of long-term debt	17	12	34	26
Treasury shares transactions	(265)	(235)	(487)	(342)
Dividend paid	(231)	(248)	(231)	(248)

Net cash used for financing activities	(606)	(473)	(852)	(761)

Net cash used for continuing operations	(622)	(341)	(1,380)	(997)

34	Q2 2014 Quarterly report and Semi-annual report

	2nd quarter		January to June
	2013	2014	2013	2014

Cash flows from discontinued operations:
Net cash used for operating activities	(99)	(40)	(149)	(104)
Net cash (used for) provided by investing activities	(11)	99	(11)	99

Net cash (used for) provided by discontinued operations	(110)	59	(160)	(5)

Net cash used for continuing and discontinued operations	(732)	(282)	(1,540)	(1,002)

Effect of change in exchange rates on cash and cash equivalents	(27)	(10)	13	(28)
Cash and cash equivalents at the beginning of the period	3,066	1,727	3,834	2,465

Cash and cash equivalents at the end of the period	2,307	1,435	2,307	1,435

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Q2 2014 Quarterly report and Semi-annual report	35

Condensed consolidated statement of changes in equity

in millions of euros

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non- controlling interests	total equity

January-June 2014

Balance as of December 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

Total comprehensive income			110	(5)	80	8	(24)		169	—	169

Dividend distributed	3	433	(729)						(293)		(293)
Movement non-controlling interest			—						—	(2)	(2)
Purchase of treasury shares			(26)					(440)	(466)		(466)
Re-issuance of treasury shares		(124)	(69)					289	96		96
Share-based compensation plans		39							39		39
Income tax share-based compensation plans		(12)							(12)		(12)

Total other equity movements	3	336	(824)					(151)	(636)	(2)	(638)

Balance as of June 29, 2014	191	2,132	9,701	18	(489)	63	0	(869)	10,747	11	10,758

January-June 2013

Balance as of December, 2012	191	1,304	10,724	54	(93)	54	20	(1,103)	11,151	34	11,185

Total comprehensive income			467	(8)	(101)	(3)	(1)		354	1	355

Dividend distributed	4	402	(678)						(272)		(272)
Movement non-controlling interest									—	4	4
Purchase of treasury shares			(38)					(531)	(569)		(569)
Re-issuance of treasury shares		(37)	(46)					133	50		50
Share-based compensation plans		46							46		46
Income tax share-based compensation plans		3							3		3

Total other equity movements	4	414	(762)					(398)	(742)	4	(738)

Balance as of June 30, 2013	195	1,718	10,429	46	(194)	51	19	(1,501)	10,763	39	10,802

36	Q2 2014 Quarterly report and Semi-annual report

Pension costs and cash flows

in millions of euros

Specification of pension costs

	2nd quarter
	2013			2014
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	48	21	69	47	17	64
Past service cost (incl. curtailments)	—	(78)	(78)	—	—	—
Interest expense	—	16	16	—	14	14
Interest income	(1)	—	(1)	(1)	—	(1)

Total	47	(41)	6	46	31	77
of which discontinued operations	1	—	1	1	—	1
Retiree Medical
Current service cost	—	—	—	—	—	—
Interest expense	—	3	3	—	3	3

Total	—	3	3	—	3	3
Defined-contribution plans
Cost	2	31	33	2	31	33
of which discontinued operations	—	1	1	—	1	1

Specification of pension costs

	January to June
	2013			2014
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	96	41	137	92	35	127
Past service cost (incl. curtailments)	—	(78)	(78)	—	—	—
Interest expense	—	32	32	—	28	28
Interest income	(2)	—	(2)	(5)	—	(5)

Total	94	(5)	89	87	63	150
of which discontinued operations	1	—	1	1	—	1
Retiree Medical
Current service cost	—	1	1	—	—	—
Interest expense	—	6	6	—	6	6

Total	—	7	7	—	6	6
Defined-contribution plans
Costs	4	71	75	4	68	72
of which discontinued operations	—	1	1	—	1	1

Pension cash flows

	2nd quarter		January to June
	2013	2014	2013	2014

Contributions and benefits paid by the Company	(134)	(173)	(332)	(651)

Q2 2014 Quarterly report and Semi-annual report	37

Notes overview

Notes to the unaudited semi-annual condensed consolidated financial statements

38	Q2 2014 Quarterly report and Semi-annual report

Notes to the unaudited semi-annual condensed consolidated financial statements all amounts in millions of euros unless otherwise stated

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 5, Segment information.

The semi-annual condensed consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements as at and for the year ended December 31, 2013, except for the accounting policy changes following from the adoption of the new Standards and Amendments to Standards which are also expected to be reflected in the Company’s consolidated IFRS financial statements as at and for the year ending December 31, 2014, and certain other changes. Those new and amended standards which may be the most relevant to the Company are set out below.

IFRIC 21 Levies

IFRIC 21 provides guidance on the accounting for certain outflows imposed on entities by governments in accordance with laws and/or regulations (levies). The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. This Interpretation does not have a material impact on these semi-annual condensed financial statements.

Changes to other standards, following from Amendments and the Annual Improvement Cycles, do not have a material impact on the Company’s semi-annual condensed consolidated financial statements.

Other changes

Prior-period financial statements have been restated for two voluntary accounting policy changes applied as of January 1, 2014:

•	Reclassification of cost by function in the income statement. Company-wide overhead and indirect Business function costs will be brought more in line with the actual activities performed in Philips’ markets. This change has no net effect on Income from operations.

•	Change in the presentation in the cash flow statement. Up and until 2013 the cash flows related to interest, tax and pensions were presented in a table separate from the primary consolidated statement of cash flows. The presentation change results in the separate presentation of the interest and tax cash flows in cash flow from operating activities. The pension cash flows are separately presented as part of the pension disclosures. The presentation change has no impact on the net cash flows from operating activities nor the total net cash balance as these cash flows previously used to be part of other aggregated sub lines of the primary consolidated statement of cash flows.

Following the completion of the divestment of the AVM&A business to Gibson Brands, Inc., on June 29, 2014, related remaining net assets in IG&S have been transferred to discontinued operations in Q2 2014. As a consequence, prior results and cash flows have been adjusted accordingly as per the table below.

Restatement impact of transfers to discontinued operations

January to June
2013
Sales	(35)
Income from operations	(1)
Discontinued operations, net of tax	1

Cash flow from operating activities	18
Cash flow from investing activities	(1)
Cash flows from discontinued operations	(17)

Number of employees (FTEs)	287

Q2 2014 Quarterly report and Semi-annual report	39

Information by sector and main countries

all amounts in millions of euros unless otherwise stated

Sales and income (loss) from operations

	2nd quarter
	2013				2014
	sales including inter- company	sales	income from operations		sales including inter- company	sales	income from operations

			amount	as a % of sales			amount	as a % of sales

Healthcare	2,369	2,362	379	16.0	2,142	2,137	186	8.7
Consumer Lifestyle	1,087	1,083	69	6.4	1,075	1,073	86	8.0
Lighting	2,053	2,048	115	5.6	1,949	1,943	111	5.7
Innovation, Group & Services	220	139	(56)	—	219	140	(51)	—
Inter-sector eliminations	(97)				(92)

Philips Group	5,632	5,632	507	9.0	5,293	5,293	332	6.3

Sales and income (loss) from operations

	January to June
	2013				2014
	sales including inter- company	sales	income from operations		sales including inter- company	sales	income from operations

			amount	as a % of sales			amount	as a % of sales

Healthcare	4,501	4,489	555	12.4	4,112	4,103	295	7.2
Consumer Lifestyle	2,093	2,086	153	7.3	2,093	2,089	182	8.7
Lighting	4,032	4,023	225	5.6	3,845	3,835	219	5.7
Innovation, Group & Services	433	279	(120)	—	430	279	(137)	—
Inter-sector eliminations	(182)				(174)

Philips Group	10,877	10,877	813	7.5	10,306	10,306	559	5.4

Sales, total assets and total liabilities

	sales		total assets		total liabilities excluding debt
	January to June		June 30,	June 29,	June 30,	June 29,
	2013	2014	2013	2014	2013	2014

Healthcare	4,489	4,103	10,945	10,519	3,180	2,987
Consumer Lifestyle	2,086	2,089	2,897	2,908	1,715	1,637
Lighting	4,023	3,835	7,165	6,832	2,412	2,255
Innovation, Group & Services	279	279	6,172	5,264	4,867	4,250

			27,179	25,523	12,174	11,129
Assets classified as held for sale			446	136	238	4

Philips Group	10,877	10,306	27,625	25,659	12,412	11,133

40	Q2 2014 Quarterly report and Semi-annual report

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to June		June 30,	June 29,
	2013	2014	2013	2014

Netherlands	292	273	874	910
United States	3,136	2,865	7,932	7,286
China	1,328	1,307	1,127	1,047
Germany	608	612	279	287
Japan	527	478	463	413
France	420	391	85	75
United Kingdom	327	332	553	576
Other countries	4,239	4,048	2,034	1,850

Philips Group	10,877	10,306	13,347	12,444

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

Estimates

The preparation of the semi-annual condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these semi-annual condensed consolidated financial statements, the significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2013.

Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2013.

Segment information

Philips’ activities are organized on a sector basis, with operational sectors – Healthcare, Consumer Lifestyle and Lighting – each being responsible for the management of its business worldwide, and Innovation, Group & Services (IG&S).

Reportable segments for the purpose of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle and Lighting.

Significant segment information can be found in the Sectors and Reconciliation of non-GAAP performance measures sections of this semi-annual report.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. At Healthcare, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Consumer Lifestyle, sales are generally higher in the second half-year due to the holiday sales. Sales in the Lighting businesses are generally not materially affected by seasonality.

For the 12 months ended June 30, 2014, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 9,190 million, EUR 4,609 million and EUR 8,224 million respectively (12 months ended July 1, 2013, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 9,850 million, EUR 4,522 million and EUR 8,424 million, respectively).

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Consolidated statements of income and the Consolidated statements of cash flows consists of the Audio, Video, Multimedia and Accessories (AVM&A) business, the Television business and certain divestments formerly reported as discontinued operations.

Q2 2014 Quarterly report and Semi-annual report	41

Discontinued operations: Audio, Video, Multimedia and Accessories business

As announced on April 28, 2014, the AVM&A business has been divested to Gibson Brands, Inc. The transfer was effectuated on June 29, 2014.

The following table summarizes the results of the AVM&A business included in the Consolidated statements of income as discontinued operations.

	January to June
	2013	2014

Sales	545	470
Costs and expenses	(526)	(473)
Gain on sale of business	—	5

Income before taxes	19	2
Income taxes	(8)	12

Results from discontinued operations	11	14

At June 29, 2014, the release of currency translation differences, part of Other reserves in Shareholders’ equity, recognized in the Consolidated statement of income amounted to EUR nil million.

The following tables shows the components of the gain on the sale of the AVM&A business on June 29, 2014:

June 29,
2014

Net consideration	85
Carrying value of net assets disposed	(73)
Cost of disposal	(7)

Gain on sale of business	5
Income taxes	12

Net gain on sale of business	17

Balances retained by Philips relating to the divested business, such as certain accounts receivable, accounts payable and provisions, are reported on the respective balance sheet captions and within the Consumer Lifestyle sector.

Discontinued operations: Television business

The Television business had in the first half of 2014 a gain, net of income tax, of EUR 11 million (first half of 2013: a loss of EUR 10 million).

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 20 million, business divestments of EUR 68 million and other non-current financial assets of EUR 44 million at June 29, 2014.

Income taxes

Income tax expense in the first half of 2014 was lower compared with the previous year, largely due to lower earnings and the impact of the application of the Dutch Innovation Box tax rule, which has been retroactively applied since 2013.

Property, plant and equipment

During the first six months ended June 29, 2014, there was no significant net movement in Property, plant and equipment. The main movements consist of additions of EUR 228 million (six months ended June 30, 2013: EUR 286 million) offset by depreciation and impairment charges of EUR 295 million (six months ended June 30, 2013: EUR 297 million).

Goodwill

Goodwill is summarized as follows:

Balance as of December 31, 2013:
Cost	8,596
Amortization and impairments	(2,092)

Book value	6,504

Changes in book value:
Purchase price allocation adjustment	8
Impairments	—
Divestments and transfers to assets classified as held for sale	(16)
Translation differences	83

Balance as of June 29, 2014:
Cost	8,689
Amortization and impairments	(2,111)

Book value	6,579

Divestments and transfer to assets classified as held for sale relate to the sectors Healthcare and Lighting.

For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below operational sector level), which represents the lowest level at which the goodwill is monitored internally for management purposes.

42	Q2 2014 Quarterly report and Semi-annual report

In 2014, a cash-generating unit Healthcare Informatics Services & Solutions was created in the Healthcare sector. As a result of the change, a portion of the goodwill associated with the unit Patient Care & Clinical Informatics and the unit Home Monitoring was allocated to Healthcare Informatics Services & Solutions. The name of the cash-generating unit Patient Care & Clinical Informatics was changed in 2014 to Patient Care & Monitoring Solutions.

Goodwill allocated to the cash-generating units Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Monitoring Solutions and Professional Lighting Solutions is considered to be significant in comparison to the total book value of goodwill for the Group at June 29, 2014. The amounts associated as of June 29, 2014, are presented below:

June 29,
2014

Respiratory Care & Sleep Management	1,579
Imaging Systems	1,426
Patient Care & Monitoring Solutions	1,180
Professional Lighting Solutions	1,265
Other (non-significant units)	1,129

Total book value	6,579

The basis of the recoverable amount used in the annual and trigger-based impairment tests for the units disclosed in this note is the value in use. In the annual impairment test performed in the second quarter, the estimated recoverable amounts of the cash-generating units tested approximated or exceeded the carrying value of the units, therefore no impairment loss was recognized. Key assumptions used in the impairment tests for these units were sales growth rates, income from operations and the rates used for discounting the projected cash flows. These cash flow projections were determined using management’s internal forecasts that cover an initial period from 2014 to 2018 that matches the period used for Philips’ strategic process. Projections were extrapolated with stable or declining growth rates for a period of 5 years, after which a terminal value was calculated. For terminal value calculation, growth rates were capped at a historical long-term average growth rate.

The sales growth rates and margins used to estimate cash flows are based on past performance, external market growth assumptions and industry long-term growth averages.

Income from operations in all units is expected to increase over the projection period as a result of volume growth and cost efficiencies.

Cash flow projections of Respiratory Care & Sleep Management, Imaging Systems, Patient Care & Monitoring Solutions and Professional Lighting Solutions for 2014 were based on the following key assumptions (used in the annual impairment test performed in the second quarter):

in %
	compound sales growth rate1)
			used to
	initial	extra-	calculate	pre-tax
	forecast	polation	terminal	discount
	period	period2)	value	rates

Respiratory Care & Sleep Management	4.2	3.6	2.7	11.4
Imaging Systems	3.3	3.1	2.7	12.8
Patient Care & Monitoring Solutions	4.9	3.8	2.7	12.8
Professional Lighting Solutions	9.9	6.3	2.7	13.7

1)	Compound sales growth rate is the annualized steady growth rate over the forecast period
2)	Also referred to later in the text as compound long-term sales growth rate

Among the mentioned units, Respiratory Care & Sleep Management has the highest amount of goodwill and the lowest excess of the recoverable amount over the carrying amount. The headroom of Respiratory Care & Sleep Management was estimated at EUR 820 million. The following changes could, individually, cause the value in use to fall to the level of the carrying value:

decrease in
	increase in pre-	compound
	tax discount	long-term sales	decrease in
	rate, basis	growth rate,	terminal value
	points	basis points	amount, %
Respiratory Care & Sleep Management	380	680	49

The results of the annual impairment test of Imaging Systems, Patient Care & Monitoring Solutions and Professional Lighting Solutions indicate that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.

Additional information

In addition, other units are sensitive to fluctuations in the assumptions as set out above.

Q2 2014 Quarterly report and Semi-annual report	43

Based on the annual impairment test, it was noted that the headroom for the cash-generating unit Home Monitoring was EUR 80 million. An increase of 400 points in the pre-tax discounting rate, a 630 basis points decline in the compound long-term sales growth rate or a 51% decrease in terminal value would cause its value in use to fall to the level of its carrying value. The goodwill allocated to Home Monitoring at June 29, 2014 amounts to EUR 33 million.

Based on the annual impairment test, it was noted that with regard to the headroom for the cash-generating unit Consumer Luminaires the estimated recoverable amount approximates the carrying value of this cash-generating unit. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized. The goodwill allocated to Consumer Luminaires at June 29, 2014 amounts to EUR 106 million.

Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2014 are summarized as follows:

Book value as of December 31, 2013	3,262

Changes in book value:
Additions	188
Purchase price allocation adjustment	(8)
Amortization	(294)
Impairment losses	(9)
Divestments and transfers to assets classified as held for sale	(15)
Translation differences	33

Total changes	(105)

Book value as of June 29, 2014	3,157

The additions for 2014 mainly comprise internally generated assets of EUR 155 million for product development costs. Divestments and transfers to assets classified as held for sale relate to the sectors Healthcare and Lighting.

Other current and non-current financial assets

Changes in Other current and non-current financial assets mainly relate to changes in the asset category Loans and receivables which are included in this caption. The decrease in Loans and receivables is the net effect of loan facilities drawn by TPV Technology

Limited (TPV) of EUR 60 million and the reclassification of loans maturing within one year to Other current financial assets (EUR 121 million).

The drawdown of the loan facility by TPV was enabled by an agreement concluded between Philips and TPV on March 25, 2014, which – amongst others – involved the transfer of the existing loan agreements between Philips and TP Vision Holding B.V. (at that moment a television venture owned 70% by TPV and 30% by Philips) to TPV. As part of this agreement TPV assumed full ownership of TP Vision Holding.

Shareholders’ equity

In June 2014, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 729 million. Shareholders could elect for a cash dividend or a share dividend. Approximately 60% of the shareholders elected for a share dividend, resulting in the issuance of 18,811,534 new common shares. The settlement of the cash dividend involved an amount of EUR 293 million.

As of June 29, 2014, the issued and fully-paid share capital consists of 956,657,323 common shares, each share having a par value of EUR 0.20.

During the first six months of 2014, a total of 9,591,833 treasury shares were delivered as a result of stock option exercises, restricted share deliveries and other employee-related share plans, and a total of 5,822,559 shares were acquired in connection with the LTI coverage program started in January 2014. Furthermore, a total of 11,985,891 shares were acquired for cancellation purposes in connection with the EUR 1.5 billion share buy-back program started in October 2013. On June 29, 2014 the total number of treasury shares amounted to 32,724,639, which were purchased at an average price of EUR 26.57 per share.

Short-term and long-term debt

At the end of Q2 2014, Philips had total debt of EUR 3,768 million, a decrease of EUR 133 million compared to December 31, 2013. Long-term debt was EUR 3,336 million, an increase of EUR 27 million, and short-term debt was EUR 432 million, a decrease of EUR 160 million compared to December 31, 2013. The movement of debt was mainly due to repayment of a EUR 250 million bilateral loan in Q1 2014. Total remaining long-term debt consists mainly of USD 4,117 million of public bonds. The weighted average interest rate of long-term USD bonds was 5.59% at the end of Q2 2014.

44	Q2 2014 Quarterly report and Semi-annual report

Provisions

Provisions are summarized as follows:

	December 31, 2013		June 29, 2014
	long	short	long	short
	term	term	term	term

Provisions for defined-benefit plans	754	51	746	51
Other post-retirement benefits	200	14	205	14
Post-employment benefits and obligatory severance payments	41	25	33	20
Product warranty	59	207	60	204
Environmental provisions	249	62	267	63
Restructuring-related provisions	75	128	62	110
Onerous contract provisions	40	53	42	41
Other provisions	485	111	358	219

	1,903	651	1,773	722

The decrease in provisions is mainly attributable to the reduction in restructuring-related provisions due to usage (primarily in Healthcare, Lighting and IG&S) and releases (mainly in Healthcare and Lighting) which partly offset the additions (mainly in Healthcare and Lighting).

Pensions

In accordance with IAS 34, actuarial gains and losses are reported in the semi-annual condensed consolidated financial statements only if there have been significant changes in financial markets. In the first six months of 2014, no actuarial gains and losses were recorded as the changes in financial markets during that period were considered not significant.

As part of the changed pension funding agreement in the Netherlands, Philips agreed to make a one-off EUR 600 million contribution to Philips Pensioenfonds, the Company’s Dutch pension fund. In the first half of 2014 an amount of EUR 338 million of the total EUR 600 million was settled, including a EUR 33 million non-cash transfer. The prepaid pension cost asset created by these contributions has been fully written off through Other comprehensive income due to the asset ceiling test. The remainder of the EUR 600 million must be settled before July 2015.

Contingent assets and liabilities

Contingent assets

For information regarding contingent assets, please refer to the Annual Report 2013. Significant developments regarding contingent assets that have occurred since the publication of the Annual Report 2013 are described below:

Nintendo

On June 20, 2014, the High Court of Justice in England issued a decision in a patent infringement case against Nintendo, confirming patent infringement in respect of two Philips patents. Damages for the unauthorized use of Philips’ patents will have to be assessed separately. Nintendo has announced they will request permission to appeal this decision. Three other lawsuits against Nintendo (in Germany, France and the US) are still pending.

Suframa

In the end of June 2014, the ‘Superior Tribunal de Justiça’ upheld a court decision to reject SUFRAMA’s appeal. SUFRAMA has until August 2014 to file a Bill of Review and another appeal to ‘Supremo Tribunal Federal’. Final decision is expected in two years.

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2014, the total fair value of guarantees recognized on the balance sheet was EUR nil million (December 31, 2013: EUR nil million). Remaining off-balance-sheet business and credit-related guarantees provided on behalf of third parties and associates decreased by EUR 12 million during the first half of 2014 to EUR 22 million. Off-balance-sheet guarantees for year-end 2013 have been restated to EUR 34 million to reflect guarantees related to associates and third parties only.

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably

Q2 2014 Quarterly report and Semi-annual report	45

estimable. Such amounts are recognized on a discounted basis since they reflect the present value of estimated future cash flows.

Provisions for environmental remediation can change significantly due to the emergence of additional information regarding the extent or nature of the contamination, the need to utilize alternative technologies, actions by regulatory authorities and changes in judgments, assumptions, and discount rates.

The Company and/or its subsidiaries have recognized environmental remediation provisions for sites in various countries. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. For certain legal proceedings, information required under IAS 37 is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the legal proceeding.

For information regarding legal proceedings in which the Company is involved, please refer to the Annual Report 2013. Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2013 are described below:

Cathode-Ray Tubes (CRT)

In February 2014, the Company responded to allegations made by the Brazilian authorities in the ongoing investigation into possible anticompetitive activities in the CRT industry. In addition, the authorities in Hungary are continuing to pursue the matter against

Philips and other defendants. The appeal against the fine imposed by the European Commission is pending with the General Court of the European Union.

In the proposed class proceedings in Canada, a class certification motion for Ontario has been scheduled for April 2015.

On February 18, 2014 the Delaware Chancery Court ruled in favor of the Company in the case filed by Mr. Carlo Vichi in which he claimed repayment of a EUR 200 million loan made to the CRT joint venture LG.Philips Displays (LPD), alleging that the Company should have disclosed LPD’s participation in a CRT cartel as determined by the European Commission. Mr. Vichi has appealed the decision with the Delaware Supreme Court.

Smart card chips

The European Commission is continuing its investigation into alleged anti-competitive conduct by Philips in the period September 2003 to September 2004 relating to the former Philips smart card chips business. Based on its current knowledge, the Company does not believe that this investigation will have a materially adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Share-based compensation

Share-based compensation costs were EUR 41 million and EUR 49 million in the first six months of 2014 and 2013 respectively.

Performance and restricted shares granted

During the first six months of 2014 the Company granted 5,624,050 performance shares and 206,834 restricted shares.

Restricted shares issued and options exercised

In the first six months of 2014 a total of 1,273,289 restricted shares were issued to employees and 1,914,925 EUR-denominated options and 1,123,943 USD-denominated options were exercised at a weighted average exercise price of EUR 21.47 and USD 28.36 respectively.

Accelerate! shares issued and options exercised

Under the Accelerate! program, in the first six months of 2014, a total of 3,616,917 restricted shares were issued to employees and 887,117 EUR-denominated options

46	Q2 2014 Quarterly report and Semi-annual report

and 280,600 USD-denominated options were exercised at a weighted average exercise price of EUR 15.24 and USD 20.02 respectively.

Other plans

Under the employee stock purchase plans 668,754 shares were purchased at an average price of EUR 25.53.

For further information on the characteristics of all plans, please refer to the Annual Report 2013, note 31.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

For cash and cash equivalents, current receivables, accounts payable, interest accrual and short-term debts, the carrying amounts approximate fair value, because of the short maturity of these instruments.

The table below analyses financial instruments carried at fair value by different hierarchy levels:

Fair value hierarchy

	level 1	level 2	level 3	total

June 29, 2014
Available-for-sale financial assets - non-current	47	—	54	101
Available-for-sale financial assets - current	—	4	—	4
Securities classified as assets held for sale	69	—	—	69
Financial assets designated at fair value through profit and loss	22	—	2	24
Derivative financial instruments - assets	—	76	—	76
Current loans and receivables	—	121	—	121
Non-current loans and receivables	—	83	—	83
Receivables - non-current	—	186	—	186

Total financial assets	138	470	56	664

Financial liabilities designated at fair value through profit and loss	—	—	—	—
Derivative financial instruments - liabilities	—	(382)	—	(382)
Debt	(3,498)	(199)	—	(3,697)

Total financial liabilities	(3,498)	(581)	—	(4,079)

December 31, 2013
Available-for-sale financial assets - non-current	42	—	54	96
Available-for-sale financial assets - current	6	4	—	10
Securities classified as assets held for sale	62	—	—	62
Financial assets designated at fair value through profit and loss	22	—	7	29
Derivative financial instruments - assets	—	150	—	150
Non-current loans and receivables	—	143	—	143
Receivables - non-current	—	144	—	144

Total financial assets	132	441	61	634

Financial liabilities designated at fair value through profit and loss	—	—	(13)	(13)
Derivative financial instruments - liabilities	—	(368)	—	(368)
Debt	(3,345)	(200)	—	(3,545)

Total financial liabilities	(3,345)	(568)	(13)	(3,926)

Q2 2014 Quarterly report and Semi-annual report	47

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of Philips’ bond is estimated on the basis of the quoted market prices for certain issues. Accrued interest is not included.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves and foreign exchange rates.

In connection with transfer of the remaining 30% stake in the TP Vision venture to TPV Technology, a new loan has been issued with a nominal value of EUR 60 million. Together with remaining TP Vision loans it was transferred to TPV Technology, with a book value for total loans of EUR 204 million, which approximates the fair value of these loans, within which EUR 121 million will mature in 2015.

Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

As part of the transfer of the remaining 30% stake in the TP Vision venture to TPV Technology, certain derivative options calculated under level 3 assumptions, with a book value of EUR 13 million as of December 31, 2013, expired.

The arrangement with the UK Pension Fund in conjunction with the sale of NXP is a financial instrument carried at fair value classified as level 3. As of June 29, 2014, the fair value of this instrument is estimated to be EUR 2 million, with the changes of fair value recorded to financial income and expense.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in level 3 of the fair value hierarchy.

	financial assets	financial liabilities

Balance at January 1, 2014	61	(13)
Total gains and losses recognized in:
- profit or loss	(5)	13
- other comprehensive income

Balance at June 29, 2014	56	—

Subsequent events

Philips to set up a stand-alone company consisting of its Lumileds and Automotive lighting businesses

On June 30, 2014 Philips announced that it is in the process to combine its Lumileds (LED components) and Automotive lighting businesses into a stand-alone company within the Philips Group. Philips will explore strategic options to attract capital from third-party investors for this business. Philips intends to remain a shareholder and customer of the new company, and will continue the existing innovation collaboration.

48	Q2 2014 Quarterly report and Semi-annual report

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